UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. __)*

Metro One Telecommunications, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

59163F105
(CUSIP Number)

Kenneth D. Peterson Jr.
Columbia Ventures Corporation
203 SE Park Plaza Drive, Suite 270
Vancouver, WA 98684
360-816-1840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth D. Peterson Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
(b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 2,198,000
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 2,198,000
	9.	SOLE DISPOSITIVE POWER 2,198,000
	10.	SHARED DISPOSITIVE POWER 2,198,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 59163F105	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Ventures Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
(b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington State
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 2,198,000
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 2,198,000
	9.	SOLE DISPOSITIVE POWER 2,198,000
	10.	SHARED DISPOSITIVE POWER 2,198,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%

14.	TYPE OF REPORTING PERSON CO
CUSIP No. 59163F105	13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

        This Schedule 13D relates to Common Stock, no par value per share (“Common Stock”), issued by Metro One Telecommunications, Inc., an Oregon corporation (the “Issuer”). The Issuer’s principal executive office is located at 11200 Murray Scholls Place, Beaverton Oregon 97007

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Kenneth D. Peterson Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia” and, collectively with Peterson, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 203 SE Park Plaza Drive, Suite 270, Vancouver, Washington 98684.

(c)	Peterson is the sole shareholder, sole director and Chief Executive Officer of Columbia. Columbia’s principal business is 203 SE Park Plaza Drive, Suite 270, Vancouver, Washington 98684.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Peterson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Columbia invested $3,128,866.01 of its working capital to acquire the 2,198,000 shares of Common Stock.

Item 4. Purpose of Transaction.

        The shares of Common Stock were acquired by Columbia for investment purposes.

        While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and, at any time, the amount of such investments may be increased, through open market purchases or otherwise, or decreased. The Reporting Persons (and their

CUSIP No. 59163F105	13D	Page 5 of 9 Pages

affiliates) do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        As of the date hereof, Columbia is the direct beneficial owner of 2,198,000 shares of Common Stock, over which it has sole voting and sole dispositive power. This number represents 8.8% of the issued and outstanding shares of Common Stock, based on 24,984,026 shares issued and outstanding on November 9, 2004.

        As of the date hereof, Peterson may be deemed to be the indirect beneficial owner of 2,198,000 shares of Common Stock, over which he has sole voting and sole dispositive power. This number represents 8.8% of the issued and outstanding shares of Common Stock, based on 24,984,026 shares issued and outstanding at November 9, 2004.

CUSIP No. 59163F105	13D	Page 6 of 9 Pages

        The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty days:

Reporting Person	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected

Columbia	2/11/05	23,000 shares	$1.2936/share	Through Banc of America Securities (“BoA”)
Columbia	2/15/05	67,000 shares	$1.3616/share	Through BoA
Columbia	2/16/05	43,000 shares	$1.3447/share	Through BoA
Columbia	2/17/05	34,500 shares	$1.3686/share	Through BoA
Columbia	2/18/05	17,800 shares	$1.3794/share	Through BoA
Columbia	2/22/05	82,000 shares	$1.4012/share	Through BoA
Columbia	2/23/05	59,200 shares	$1.4197/share	Through BoA
Columbia	2/24/05	29,400 shares	$1.4175/share	Through BoA
Columbia	2/25/05	351,950 shares	$1.3572/share	Through BoA
Columbia	2/28/05	208,710 shares	$1.4154/share	Through BoA
Columbia	3/01/05	112,340 shares	$1.4446/share	Through BoA
Columbia	3/01/05	3,000 shares	$1.43/share	Through BoA
Columbia	3/02/05	188,500 shares	$1.4345/share	Through BoA
Columbia	3/03/05	116,900 shares	$1.4304/share	Through BoA
Columbia	3/04/05	74,700 shares	$1.4359/share	Through BoA
CUSIP No. 59163F105	13D	Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement of Joint Filing.

CUSIP No. 59163F105	13D	Page 8 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005	/s/ Kenneth D. Peterson Jr. Kenneth D. Peterson Jr.

Columbia Ventures Corporation By: /s/ Kenneth D. Peterson Jr. Its: Sole Shareholder, Director and Chief Executive Officer

CUSIP No. 59163F105	13D	Page 9 of 9 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Agreement of Joint Filing.